

07002244

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: ESSEX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
46605

168 CENTRE STREET
(No. and Street)

DANVERS (CITY) MA (state) 01923 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY MARSOLAIS 1-800-377-7965 Ext 129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

PROCESSED

MAR 0 8 2007

THOMSON FINANCIAL

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Marsolais swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex Securities, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERYL L. ROBINSON
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 14, 2007

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Partners
Essex Securities, LLC
Danvers, MA

In planning and performing my audit of the financial statements of Essex Securities, LLC (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Harvey E Karll CPA, P.C.
Newburyport, MA
January 31, 2007

Essex Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2006

Contents

Index
*****
***
*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS' REPORT

Essex Securities, LLC
168 Centre Street
Danvers, MA 01923

I have audited the accompanying statement of financial condition of Essex Securities, LLC as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Essex Securities, LLC as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 31, 2007

Essex Securities LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 296,334
CRD Daily	334
Prepaid NASD Fees	13,320
Prepaid Fidelity Bond	1,314
Pershing Escrow Accounts	6,808
Accounts Receivable-Reps	24,350
Commissions Receivable	9,981
Due from ICH	41,184
Due from Global Invst. Adv	3,485
Equipment and organization, at cost, less Accumulated depreciation and amortization of $21,164	12,972
	$ 410,082

Liabilities and Members Equity

Liabilities:	
Commissions Payable	$ 5,989
Prepaid Rep Fees	63,330
Accounts Payable	2,757
Accrued Expenses	46,819
	118,895
Members Equity:	
Members Capital	291,187
	$ 410,082

(See Accountant's Report & Accompanying Notes)

Essex Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
Income	
Commission Income	$ 435,672
Money Management Fees	89,182
Reps Fees Income	40,283
Total Income	565,137
General & Administrative Exp. (See Schedule A)	590,038
Net Income/(Loss) From Operations	(24,901)
Other Income	
Interest Income	609
Total Other Income	609
Net Income/(Loss)	($ 24,292)

See Accountant's Report and Accompanying Notes

Essex Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
General & Administrative Exp. (Schedule A)	
Advertising & Promotion	$ 1,295
Automobile Expense	2,209
Commissions Expenses	333,280
Business Meals	2,649
Depreciation	2,477
Dues & Subscriptions	654
Fidelity Bond	3,640
Insurance	1,005
Licensing Fees	6,444
Marketing Fees	118,179
Legal Fees	30,101
Office Expenses	9,668
Postage & Delivery	4,901
Professional Services	8,565
Printing & Reproduction	1,151
Rent	6,000
Taxes Others	500
User Fees	11,500
Storage Rent	1,260
Telephone	1,107
Travel	5,261
Subcontract Compliance	37,567
Utilities	625
Total G & A Expense	$ 590,038

See Accountant's Report and Accompanying Notes

Essex Securities, LLC

Statement of Changes in Member's Capital

For The Year Ended December 31, 2006

	Members Capital
Balance at beginning of year	$ 276,802
Additions to Member's Capital	38,677
Net Profit(Loss)	(24,292)
Balance at end of year	$ 291,187

See Accountant's Report and Accompanying Notes

Essex Securities, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 24,293)	
Adjustments		
Add:		
Depreciation	2,477	
Prepaid Licensing Fees	19,155	
Accounts Payable	2,607	
Commissions Payable	5,030	
Prepaid Rep Fee Liab.	63,330	
Accrued Expenses	101,219	
Less:		
Accounts Receivable-Reps	(24,350)	
Prepaid NASD Fees	(13,320)	
Prepaid Insurance	(16,250)	
Prepaid Fidelity Bond	(1,314)	
Due from ICH	(41,184)	
Commissions Receivable	(9,981)	
Pershing Commision Rec	(3,349)	
Due from GlobalInvstAdv.	(500)	
NASD Reg.Fee Payable	(53,020)	
Cash from Operations		6,257
Cash Flows - Invested		
Furniture & Fixtures	(4,389)	
Computer Equipment	(1,309)	
Investing Cash Flows		(5,698)
Cash Flows - Financing		
Members Contributions	38,677	
Financing Cash Flows		38,677
Cash Increase (Decrease)		39,236
Cash - Beginning of Year		
Cash-Main Checking	217,511	
Cash-Money Market	35,771	
CRD-Daily Account	4,150	
Total Beginning of Year		257,432
Cash on Statement Date		$ 296,668

See Accountant's Report and Accompanying Notes

Essex Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Essex Securities, LLC, is a broker/dealer that operates on a fully disclosed basis. Related commission revenue and expenses are recorded on a settlement date basis. All customer transactions are cleared through Perishing LLC on a fully disclosed basis. The company has several representatives who sell mutual funds, annuities and managed money programs.

Depreciation

The fixed assets of the company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated lives of the Company's assets are as follows:

Computers	5 years
Furniture & Fixtures	7 years

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006 the company had approximately $196,334 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $182,420 at December 31, 2006, which exceed required net capital of $5,000 by $177,420. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.65 to 1.0.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, commissions receivable, accounts payable and commissions payable. The recorded values of cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

There is a loan receivable form Global Investment Advisors, an entity owned by the same members, for working capital in the amount of $3485 at December 31, 2006.

The Investors Capital Holding (ICH) receivable is due from an entity controlled by the majority owner of Essex Securities, LLC.

Essex Securities, LLC
Computation of Net Capital
December 31, 2006

Net Worth		$291,187
Less: Non Allowable Assets	103,767	
Fidelity Bond Deductible	5,000	108,767
Net Capital		182,420
Less: Capital Requirement		5,000
Excess Capital		$177,420
Aggregate Indebtedness		$118,895
Ratio of Aggregate Indebtedness To Net Capital		0.65 to 1.0

See Accountant's Report and Accompanying Notes

ESSEX SECURITIES, LLC
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2006

Schedule II

Net Capital - As reported on Part IIA Focus	$236,221
Year-end audit adjustments	(53,801)
Audited net capital, as above	$182,420

See Accountant's Report and Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ESSEX SECURITIES, LLC as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)-Limited business (mutual funds and/or variable annuities only) [4550]

B. (k)
(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k) X[4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k)
(3) Exempted by order of the Commission [4580]

END

See Accountant's Report and Accompanying Notes